OSISKO GOLD ROYALTIES REPORTS
FOURTH QUARTER AND FULL YEAR 2017 RESULTS

(Montreal, February 20, 2018) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (OR: TSX & NYSE) is pleased to report its results for the fourth quarter and full year 2017 and provide 2018 guidance. Amounts are in Canadian dollars unless otherwise noted.

Sean Roosen, Chair of the Board and Chief Executive Officer, commenting on the 2017 performance: “2017 has been a transformational year for Osisko with the acquisition of the Orion portfolio, which was a significant step forward for our company in terms of building a dominant, Canada-focused, precious metals royalty and streaming platform. At the same time, we have continued to mature our accelerator business and to create value for our shareholders by helping to create great Canadian gold projects. Today, not only does Osisko have the greatest growth profile amongst its peers, it has uniquely positioned itself with a quality pipeline of growth projects that will derive benefits for Osisko’s shareholders for years to come.”

Highlights – Q4 2017

  Record quarterly gold equivalent ounces (“GEOs”)1 earned of 20,990 (134% increase compared to Q4 2016);
  Record quarterly revenues from royalties and streams of $32.2 million ($109.6 million including offtakes) (135% increase compared to Q4 2016; 699% increase including offtakes);
  Net cash flows provided by operating activities of $21.5 million (compared to $12.8 million in Q4 2016);
  Net loss attributable to Osisko’s shareholders of $64.3 million, $0.41 per basic share reflecting an impairment charge of $89.0 million on the Éléonore royalty interest ($65.4 million, net of income taxes) (compared to net earnings of $8.7 million, $0.08 per basic share in Q4 2016); and
  Adjusted earnings2 of $1.0 million, $0.01 per basic share2 (compared to $6.9 million, $0.07 per basic share in Q4 2016).

Highlights – 2017

  Record GEOs earned of 58,933 (54% increase compared to 2016);
  Record revenues from royalties and streams of $93.8 million ($213.2 million including offtakes) (50% increase compared to 2016; 240% increase including offtakes);
  Net cash flows provided by operating activities of $48.7 million (compared to $53.4 million in 2016);
  Net loss attributable to Osisko’s shareholders of $42.5 million, $0.33 per basic share (compared to net earnings of $42.1 million, $0.40 per basic share in 2016);
  Adjusted earnings2 of $22.7 million, $0.18 per basic share2 (compared to $34.2 million, $0.33 per basic share in 2016);
  Proceeds of $71.1 million on sale of investments, generating a gain3 of $35.8 million, based on the cash cost3 of the investments. Subsequent to December 31, 2017, Osisko made a gain of $15.5 million from the delivery of the AuRico Metals Inc. shares to Centerra Gold Inc. bringing the total gain3 from monetizing investments since 2015 to $70.1 million, based on the cash cost3 of the investments;
  Acquisition of a precious metals portfolio of assets from Orion Mine Finance Group (“Orion”) for $1.1 billion consisting of 74 royalties, streams and precious metal offtakes, including a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, both of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile;
  Acquisition of royalty and stream interests for $127.6 million ($80.1 million paid in 2017);
  Completed a bought deal offering of convertible senior unsecured debentures of $300.0 million;
  Increased the revolving credit facility to $350.0 million (with a potential accordion of up to $100.0 million); and
  Declaration of quarterly dividends totalling $0.18 per common share for 2017.

__________________________

1

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the portfolio of royalty, stream and other interests section for average metal prices used.

2

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS performance measures section of this press release.

3

The cash cost of an investment is a non-IFRS measure representing the cash paid on the acquisition of an investment. The gain or the loss is calculated by subtracting the cash acquisition cost from the cash proceeds on the sale of an investment.

Acquisition of Orion’s Portfolio

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from Orion consisting of 61 royalties, 6 streams and 7 precious metal offtakes for $1.1 billion. The final acquisition price was comprised of US$504.8 million ($630.1 million) in cash consideration, which includes a US$4.2 million ($5.1 million) adjustment for the acquired working capital, and 30,906,594 common shares of Osisko issued to Orion (the “Purchase Price”) (the “Transaction”). Any sale of the shares issued to Orion is subject to certain restrictions, including a 12-month hold period and a broad distribution requirement.

The combination of Osisko and Orion’s portfolios resulted in Osisko holding a total of 131 royalties, streams and offtakes, including 16 revenue-generating assets on July 31, 2017. Through the Transaction, the Company acquired a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, both of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. Certain assets are held through an international wholly-owned subsidiary which was renamed Osisko Bermuda Limited (“OBL”). The Brucejack stream is subject to certain buyback rights held by Pretium Resources Inc. which could result in the stream being repurchased on December 31, 2018 and other specific dates.

As part of the Transaction, CDP Investissements Inc., an affiliate of Caisse de dépôt et placement du Québec (“Caisse”) and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds F.T.Q.”) subscribed for $200 million and $75 million in common shares of Osisko, respectively, as part of a concurrent private placement (“Private Placement”) to fund a portion of the cash consideration and support the Transaction. A total of 18,887,363 common shares were issued at a price of $14.56 per share under the Private Placement. The Private Placement was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million).

Following the Transaction, Orion, Caisse and its affiliates and Fonds F.T.Q. held respectively approximately 19.7%, 12.1% and 5.5% of Osisko’s issued and outstanding common shares, based on the number of common shares of Osisko outstanding at the closing of the Transaction on July 31, 2017.

Osisko also drew US$118 million ($147.3 million) under its revolving credit facility with the National Bank of Canada and Bank of Montreal, settled the foreign exchange forward contracts by disbursing $275 million to acquire US$204.0 million and paid US$182.8 million ($228.9 million) from Osisko’s then current cash and cash equivalents balance.

The transaction has been recorded as a business combination with Osisko as the acquirer. The assets acquired and the liabilities assumed were recorded at their estimated fair market values at the time of the closing of the acquisition, being July 31, 2017. The transaction costs related to the acquisition were expensed under business development expenses and amounted to $8.9 million.

The table below presents the purchase price allocation (in thousands of dollars):

Consideration paid	$

Cash(1)	648,385
Issuance of 30,906,594 common shares(2)	445,333
1,093,718
Net assets acquired	$

Cash and cash equivalents	8,707
Other current assets	1,217
Royalty, stream and other interests	1,116,115
Current liabilities	(435)
Deferred income tax liability	(31,886)
1,093,718

(1)	Including the net loss on settlement of derivative financial instruments (cash flow hedges) of $18.2 million.
(2)

The fair value of the consideration paid in common shares represents the fair value of the shares on July 31, 2017 minus an illiquidity discount to take into account the twelve-month restrictions on their sales.

Summary of Main Royalty, Stream and Other Interests Acquired

Asset	Operator	Interest	Commodities	Jurisdiction	Stage
Renard	Stornoway Diamonds Corporation	9.6% Stream	Diamond	Canada	Production
Mantos Blancos	Mantos Copper S.A.	100% Stream	Ag	Chile	Production
Brucejack	Pretium Resources Inc.	4% Stream / Offtake	Au, Ag	Canada	Production
Sasa	Central Asia Metals plc	100% Stream	Ag	Macedonia	Production
Matilda	Blackham Resources Limited	Offtake	Au	Australia	Production
Parral	GoGold Resources Inc.	Offtake	Au	Mexico	Production
San Ramon	Red Eagle Mining Corp.	Offtake	Au	Colombia	Production
Seabee	SSR Mining Inc.	3% NSR(1) Royalty	Au	Canada	Production
Bald Mtn. Alligator Ridge	Kinross Gold Corporation	1% NSR Royalty	Au	USA	Production
Bald Mtn. Duke/ Trapper	Kinross Gold Corporation	4% NSR Royalty	Au	USA	Production
Brauna	Lipari Mineração	1% GRR(2) Royalty	Diamond	Brazil	Production
Kwale	Base Resources Limited	1.5% GRR Royalty	Rutile, Ilmenite, zircon	Kenya	Production
Pan	Fiore Gold Ltd.	4% NSR Royalty	Au	USA	Production
Amulsar	Lydian International Ltd.	4.22% Au Stream, 62.5% Ag Stream / Offtake	Au, Ag	Armenia	Development
Back Forty	Aquila Resources Inc.	75% Stream	Ag	USA	Development
Casino	Western Copper & Gold Corporation	2.75% NSR Royalty	Au, Ag, Cu	Canada	Exploration
Spring Valley	Waterton Global Resource Management	0.5% NSR Royalty	Au	USA	Exploration
Yenipazar	Aldridge Minerals Inc.	Offtake	Au	Turkey	Exploration

(1)	Net Smelter Return (“NSR”)
(2)	Gross Revenue Royalty (“GRR”)

Acquisition of Back-Forty Gold Stream

The Back Forty project is a zinc and gold volcanogenic massive sulfide deposit located in Michigan, United States, owned by Aquila Resources Inc. (“Aquila”). The Back Forty project is in the development stage and advancing toward a feasibility study expected in 2018. Back Forty is expected to produce 532,000 ounces of gold, 721 million pounds (“lbs”) of zinc, 74 million lbs of copper, 4.6 million ounces of silver, and 21 million lbs of lead. The details of the mineral inventory can be found under Aquila’s profile on SEDAR at www.sedar.com. Through the acquisition of Orion’s Portfolio, Osisko acquired the Back Forty silver stream, which applies to 75% of payable silver production over the mine’s operating life and includes ongoing transfer payments by OBL to Aquila of US$4.00 per ounce of refined silver delivered under the stream.

In November 2017, OBL acquired an additional gold stream on the Back Forty project. OBL will make staged upfront cash deposits to Aquila of up to US$55 million for the gold stream, and will make ongoing payments equal to 30% of the spot price of gold, to a maximum of US$600 per ounce. The gold stream applies to 18.5% of the refined gold from the project until 105,000 ounces of gold have been delivered, and to 9.25% of the refined gold for the remaining life-of-mine.

The deposit will be paid in four installments, as follows:

1.	US$7.5 million was paid on closing of the gold stream transaction;
2.	US$7.5 million payable upon receipt by Aquila of all material permits required for the development and operation of the project, and receipt of a positive feasibility study;
3.	US$10 million payable following a positive construction decision for the property; and
4.

US$30 million payable upon the first drawdown of an appropriate project debt finance facility, subject to the change of control provision. In the event of a change of control of Aquila prior to the advancement of the fourth deposit, the person or entity acquiring control over the project may elect to forego the fourth deposit, in which case the stream will be reduced to 9.5% of the refined gold from the project until 105,000 ounces of gold have been delivered and to 4.75% of the refined gold for the remaining life-of-mine. All other terms and conditions will remain unchanged.

Gibraltar Stream (Taseko Mines Limited)

On March 3, 2017, Osisko closed the acquisition of a silver stream with reference to silver produced at the Gibraltar copper mine (“Gibraltar”), located in British Columbia, Canada from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko having a 75% interest in Gibraltar. Osisko paid Taseko cash consideration of US$33.0 million ($44.3 million) to purchase a silver stream and 3.0 million warrants of Taseko. Each warrant allows Osisko to acquire one common share of Taseko at a price of $2.74 until April 1, 2020. The fair value of the warrants was evaluated at $1,780,000 using the Black-Scholes option pricing model and the residual value of $42,678,000 was attributed to the silver stream (including $175,000 of transaction fees). With regards to the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered.

Under the stream, Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until the delivery to Osisko of 5.9 million ounces of silver to Osisko and 35% of Gibco’s share of silver production thereafter. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America. The life of mine yearly average production from Gibraltar is approximately 140 million lbs of copper and 2.6 million lbs of molybdenum. With a large mineral reserve of 3.2 billion lbs of recoverable copper and 58 million lbs of molybdenum, the estimated mine life of the project is 23 years (proven and probable mineral reserves as of January 1, 2016). The acquisition is expected to increase Osisko’s production by approximately 200,000 ounces of silver for the next 14 years, increasing to an average of 350,000 ounces of silver for the remainder of the 23-year mineral reserve life of Gibraltar. Any silver in respect of which a delivery was made after January 1, 2017, was subject to the stream.

Revolving Credit Facility

In November 2017, the Company amended its revolving credit facility (the “Facility”) increasing the amount from $150 million to $350 million, with an additional uncommitted accordion of up to $100 million, for a total availability of up to $450 million. The accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests. The Facility is secured by the Company’s assets (including the royalty, stream and other interests) and has a four-year term (November 14, 2021), which can be extended by one year on each of the first two anniversary dates.

The Facility is subject to standby fees. Funds drawn will bear interest based on the base rate, prime rate or London Inter-Bank Offer Rate (“LIBOR”) plus an applicable margin depending on the Company’s leverage ratio. On July 31, 2017, the Facility was drawn for US$118.0 million (representing $148.0 million as at December 31, 2017) to fund the acquisition of Orion’s Portfolio. As at December 31, 2017, the interest rate was 2.96%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios and meet certain non-financial requirements. As at December 31, 2017, all such ratios and requirements were met.

Bought Deal of Convertible Senior Unsecured Debentures

On November 3, 2017, Osisko closed a bought deal offering of convertible senior unsecured debentures (the “Debentures”) for $300 million (the “Offering”) with a syndicate of underwriters co-led by National Bank Financial Inc., BMO Capital Markets and Desjardins Capital Markets (the “Underwriters“). The Offering was comprised of a $184.0 million public offering of Debentures (the “Public Offering“) and a $116.0 million private placement of Debentures (the “Private Offering“). In connection with the Offering, the Public Sector Pension Investment Board and Ressources Québec inc., a wholly-owned subsidiary of Investissement Québec, purchased respectively $100.0 million and $16.0 million of Debentures through the Private Offering on the same terms and conditions as the Public Offering. The Underwriters have received a commission of 3.55% in relation to the Offering. Net proceeds amounted to $288.5 million.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures are convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the Toronto Stock Exchange under the symbol “OR.DB”. The net proceeds from the Offering will be used to fund the acquisition of precious metal royalties, streams, working capital, and general corporate purposes.

Record Gold Equivalent Ounces Earned

The Company’s portfolio of producing royalty, stream and offtake interests delivered a record 20,990 GEOs in the fourth quarter of 2017 for a total record of 58,933 GEOs for the full year 2017. The assets acquired from Orion were the major contributors to the record quarterly GEOs earned by the Company, while Canadian Malartic continued to generate strong results.

Royalties Earned (in GEOs)

	Three months ended		Years ended
	December 31,		December 31,
	2017	2016	2017	2016

Gold
Canadian Malartic royalty	10,177	6,749	33,136	28,748
Éléonore royalty	1,532	1,343	6,390	6,568
Seabee royalty(1)	619	-	1,310	-
Island Gold royalty	379	292	1,706	1,373
Brucejack offtake(1)	321	-	536	-
Vezza royalty	274	342	1,253	830
Other(1)	330	124	869	294
	13,632	8,850	45,200	37,813
Silver
Mantos stream(1)	1,910	-	3,060	-
Sasa stream(1)	1,229	-	2,074	-
Gibraltar stream (3 and 11 months)	665	-	2,303	-
Canadian Malartic royalty	138	114	479	456
Other(1)	78	-	129	1
	4,020	114	8,045	457
Diamonds
Renard stream(1)	2,839	-	4,686	-
Other(1)	88	-	201	-
	2,927	-	4,887	-
Other metals
Kwale royalty(1)	411	-	801	-

Total GEOs	20,990	8,964	58,933	38,270

(1)

The effective date of the acquisition of Orion’s Portfolio was June 1, 2017. However, revenues of royalties, streams and offtakes acquired from Orion are only included in revenues from July 31, 2017 onward, the acquisition date for accounting purposes.

GEOs by Product

Revenues

		Three months ended December 31,
		2017			2016

	Average			Average
	selling price	Ounces	Total	selling price	Ounces	Total
	per ounce /	/ Carats	revenues	per ounce	/ Carats	revenues
	carats ($)	sold	($000’s)	($)	sold	($000’s)

Gold sold	1,623	56,708	92,043	1,549	8,605	13,328
Silver sold	21	483,192	10,411	21	8,353	179
Diamonds sold	106	43,550	4,603	-	-	-
Other (paid in cash)	-	-	2,495	-	-	202
			109,552			13,709

			Years ended December 31,
		2017			2016

	Average			Average
	selling price	Ounces	Total	selling price	Ounces	Total
	per ounce /	/ Carats	revenues	per ounce	/ Carats	revenues
	carats ($)	sold	($000’s)	($)	sold	($000’s)

Gold sold	1,627	111,501	181,390	1,643	37,402	61,444
Silver sold	22	887,760	19,216	23	32,836	747
Diamonds sold	106	71,150	7,560	-	-	-
Other (paid in cash)	-	-	5,050	-	-	486
			213,216			62,677

Gross Profit ($000)

	Three months ended		Years ended
		December 31,	December 31,
	2017	2016	2017	2016
	$	$	$	$
Royalties
Revenues	21,359	13,709	74,041	62,677
Cost of sales	(130)	(22)	(286)	(143)
Depletion	(4,305)	(2,828)	(15,475)	(11,291)
	16,924	10,859	58,280	51,243

Streams
Revenues	10,855	-	19,751	-
Cost of sales	(4,378)	-	(7,385)	-
Depletion	(7,452)	-	(11,283)	-
	(975)	-	1,083	-

Offtakes
Revenues	77,338	-	119,424	-
Cost of sales	(76,550)	-	(117,974)	-
Depletion	(990)	-	(1,307)	-
	(202)	-	143	-

Total – Gross profit	15,747	10,859	59,506	51,243

Overview of 2017 Financial Results

  Record revenues from royalties and streams of $93.8 million ($213.2 million including offtakes) compared to $62.7 million in 2016;
  Gross profit of $59.5 million compared to $51.2 million in 2016;
  Impairment charge of $89.0 million on the Éléonore NSR royalty interest ($65.4 million, net of income taxes);
  Operating loss of $70.4 million compared to an operating income of $29.1 million in 2016;
  Net loss attributable to Osisko’s shareholders of $42.5 million or $0.33 per basic and diluted share, compared to net earnings of $42.1 million or $0.40 per basic and diluted share in 2016;
  Adjusted earnings4 of $22.7 million or $0.18 per basic share4 compared to $34.2 million or $0.33 per basic share in 2016;
  Net cash flows provided by operating activities of $48.7 million compared to $53.4 million in 2016.

Revenues increased in 2017 mainly as a result of the acquisition of Orion’s Portfolio.

Gross profit reached $59.5 million in 2017 compared to $51.2 million in 2016 as a result of higher revenues. Cost of sales increased from $0.1 million in 2016 to $125.6 million mainly as a result of the offtake agreements acquired through the acquisition of Orion’s Portfolio. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by Osisko, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds.

In 2017, the Company incurred an operating loss as a result of an impairment charge of $89.0 million on the Éléonore royalty interest. Excluding the impairment charge, operating income would have amounted to $18.6 million compared to $29.1 million in 2016. The decrease in operating income in 2017, in addition to the impairment charge, is mainly the result of the transaction costs related to the acquisition of Orion’s Portfolio, which amounted to $8.9 million and higher general and administrative expenses (“G&A”), partially offset by higher gross profit. The increase in G&A expenses is mainly due to higher salary expenses as a result of higher bonuses payable to management following the acquisition of Orion’s Portfolio, higher share-based compensation expenses related to the deferred and restricted share units (higher number of units outstanding and increase in the objectives achievements related to 2014 RSUs which vested and were paid in September 2017) and higher general costs due to the increased activities of the Company in 2017. The year 2017 is the first year where 3 years of stock options, RSUs and DSUs are outstanding. Stock options and RSUs vest over a three-year period. Business development expenses increased by $10.4 million mainly as a result of the transaction costs related to the acquisition of Orion’s Portfolio, higher bonuses payable to management, higher share-based compensation expenses related to the deferred and restricted share units and higher general costs due to increased activities in 2017.

The net loss attributable to Osisko’s shareholders in 2017 is mainly the result of the impairment charge of $89.0 million, a lower operating income, a higher foreign exchange loss, higher finance costs, the absence of dividend income following the sale of the shares of Labrador Iron Ore Royalty Corporation in 2016 and early 2017, partially offset by higher interest income.

Adjusted earnings decreased to $22.7 million compared to $34.2 million in 2016 as a result of higher G&A, lower dividend income and higher finance costs, partially offset by higher gross profit.

Net cash flows provided by operating activities decreased in 2017 as a result of the fees related to the acquisition of Orion’s Portfolio and the settlement of restricted share units for $5.5 million, partially offset by higher gross profit.

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[4]

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS performance measures section of this press release.

Investment Portfolio Update

During the year ended December 31, 2017, Osisko acquired investments for $226.8 million and sold investments for $71.1 million.

The following table presents the carrying value and fair value of the investments in marketable securities as at December 31, 2017 (in thousands of dollars):

Marketable securities	Carrying value(i)	Fair value(ii)
	$	$

Associates	257,433	332,140
Other	106,841	106,841
	364,274	438,981

(i)

The carrying value corresponds to the amount recorded on the balance sheet, which is the equity method for the investments in marketable securities of associates and the fair value for the other investments in marketable securities, as per IFRS 9, Financial Instruments.

(ii)	The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at December 31, 2017.

Main Strategic Investments

The following table presents the main strategic investments of the Company (in thousands of dollars):

	Number of			Carrying		Fair
Company	shares held(i)	Ownership(i)		value(i),(ii)		value(i),(ii)
		%	$		$

Osisko Mining Inc.	32,302,034	15.5		73,635		109,504
Barkerville Gold Mines Ltd.	142,309,310	32.7		89,556		106,732
Dalradian Resources Inc.	31,717,687	8.9		40,122		42,026
Falco Resources Ltd.	23,927,005	12.7		15,652		20,817

(i)	As at December 31, 2017.
(ii)	See table above for definition of carrying value and fair value.

Osisko Mining Inc.

The Company owns a 1.5% NSR royalty on the Windfall Lake gold project (“Windfall Lake”). Osisko Mining Inc. (“Osisko Mining”) is currently undergoing an 800,000 meter drill program at Windfall Lake, where the 400,000 meter milestone was reached in October 2017. A metallurgical program is ongoing and the construction of the exploration ramp is progressing. Osisko Mining is planning a resource update in the first half of 2018.

Barkerville Gold Mines Ltd. 5

Barkerville Gold Mines Ltd. (“Barkerville”) is currently carrying out a 160,000 meter exploration drilling program in the Cariboo Mining District of central British Columbia and reported that it has received all permits to initiate production from its Bonanza Ledge underground project at an initial rate of 150,000 tonnes per year. In April 2017, Barkerville announced a new discovery from its ongoing 160,000 metres Phase II Island Mountain and Valley Zone exploration drilling program at its Cariboo Gold Project.

Osisko holds a 2.25% NSR royalty on the Cariboo gold project and has a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

____________________

5

Refer to Barkerville’s press release dated April 17, 2017, titled “BGM intersects 19.20 g/t AU over 54.40 meters and 11.42 g/t AU over 28.55 meters at shaft zone” and Barkerville’s website at www.barkervillegold.com and on SEDAR for additional information.

Falco Resources Ltd.

In October 2017, Falco Resources Ltd. (“Falco”) released6 a positive feasibility on the Horne 5 project. The feasibility study indicated that, at a gold price of US$1,300/oz and using an exchange rate of C$1.00 = US$0.78, the Horne 5 Project would generate an after-tax net present value, at a 5% discount rate, of US$602 million and an after-tax internal rate of return of 15.3% . As per Falco, in this scenario, the mine could become the next significant gold producer in Québec, with a production profile averaging 219,000 payable ounces annually over the life of mine, with an all-in sustaining cash cost of US$399 per ounce net of by-product credits and all-in cost, capital expenditures plus operating expenditures, estimated at US$643 per ounce. The Environmental Impact Assessment study was filed with the authorities in December 2017.

Dalradian Resources Inc.

On October 10, 2017, Osisko entered into a subscription agreement with Dalradian Resources Inc (“Dalradian”) pursuant to which Osisko made an investment of $28.3 million in Dalradian by way of a non-brokered private placement. The subscription agreement entered into with Dalradian contains various covenants and rights, including among other things, a standstill, participation rights to maintain Osisko’s pro rata interest in Dalradian and rights to match other offers for project financing.

Other Significant Investments

Arizona Mining Inc.

Over the second half of 2017, Osisko sold its equity interest in Arizona Mining Inc, (“Arizona Mining”) for proceeds of $47.1 million, including from the sale of shares following the exercise of warrants in October 2017. Osisko realized a pre-tax accounting gain of $30.2 million (including the change in fair value of the warrants) on the transaction and a gain of $34.1 million based on the cash cost7 of the shares. Osisko still holds a 1% NSR royalty purchased for $10.0 million in April 2016 on all sulfide ores of lead and zinc (and any copper, silver or gold recovered from the concentrate from such ores) mined from Arizona Mining’s Hermosa project located in Santa Cruz County, Arizona.

Dividends

Osisko has declared dividends for the last 14 consecutive quarters for a total of $55.1 million.

On November 7, 2017, Osisko declared a quarterly dividend of $0.05 per common share paid on January 15, 2018 to shareholders of record as of the close of business on December 29, 2017.

On February 16, 2018, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on April 16, 2018 to shareholders of record as of the close of business on March 30, 2018.

2018 Guidance

Osisko’s 2018 outlook on royalty, stream and precious metal offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana Gold Inc. and Agnico Eagle Mines Limited, for the Éléonore mine published by Goldcorp Inc., for the Renard mine published by Stornoway Diamonds Corporation, for the Brucejack mine published by Pretium Resources Inc., and for the Island Gold mine published by Alamos Gold Inc. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the operators, which is the case for the Sasa and Mantos Blancos mines, or uses management’s best estimate.

Attributable gold equivalent ounces for 2018 are estimated between 77,500 and 82,500. For the 2018 guidance, silver and cash royalties have been converted to GEOs using commodity prices of US$1,300 per ounce of gold, US$18 per ounce of silver and US$110 per carat for diamonds from the Renard mine and an exchange rate (US$/C$) of 1.25.

_______________________

[6]	Refer to Falco’s press release dated October 16, 2017, titled: “Falco Announces Positive Feasibility Study Results on Horne 5 Gold Project”.
[7]

The cash cost of an investment is a non-IFRS measure representing the cash paid on the acquisition of an investment. The gain or the loss is calculated by subtracting the cash acquisition cost from the cash proceeds on the sale of an investment.

Éléonore NSR Royalty Interest

In February 2015, Osisko acquired all of the outstanding common shares of Virginia Mines Inc. (“Virginia”). The assets acquired included a 2.0 -3.5% NSR royalty on the Eléonore mine discovered by Virginia and owned by Goldcorp Inc. Through the combination of the two companies, Osisko achieved its objective of creating a new intermediate royalty company with two world-class gold royalty assets in Québec. Operations started at the Eléonore mine in October 2014 and commercial production was declared in April 2015.

Gold production for the year ended December 31, 2017 was higher than the prior years at 305,000 ounces compared to 274,000 ounces in 2016 and 268,000 ounces in 2015 due to increase in grade and mined tonnes as Éléonore continued its ramp up to optimized production levels. For 2018, the operator’s guidance is at 360,000 ounces.

Gold ounces earned from the Éléonore NSR royalty:

2015(1)	2016	2017	2018 Guidance	2019+ Guidance(2)
402	6,568	6,390	7,920	8,800

(1)	Osisko started receiving royalties in December 2015 only due to the royalty advance payment to Virginia.
(2)

Based on operator’s guidance of 400,000 sustainable annual gold production. As per the sliding scale schedule of up to 3.5%, Osisko could potentially receive up to 14,000 ounces annually once 8 million ounces have been produced.

For accounting purposes, Osisko is required to monitor indicators of impairment, which can trigger an impairment review of its assets. The operator of the Éléonore gold mine announced a sustainable annual gold production level at 400,000 ounces of gold compared to its design capacity of 600,000 ounces annually. This announcement was considered as an indicator of impairment and, accordingly, management performed an impairment assessment as at December 31, 2017. The Company recorded an impairment charge of $89.0 million ($65.4 million net of income taxes) on the Éléonore NSR royalty during the fourth quarter of 2017. This impairment charge may be reversed subsequently if there is a sustainable increase in annual production levels.

2017 Year-End Results Conference Call

Osisko will host a conference call on Tuesday, February 20, 2018 at 11:00 EST to review and discuss its 2017 results.

Those interested in participating in the conference call should dial in at 1-(647) 788-4922 (international), or 1-(877) 223-4471 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 2:00pm EST on February 20, 2018 until 11:59 pm EST on February 27, 2018 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 2868047.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per basic share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

To determine its method of calculation, the Company has reviewed, during the first quarter of 2016, similar adjusted earnings calculations by its peers. Following this review, the Company has decided to exclude the gains and losses on foreign exchange from its adjusted earnings and adjusted earnings per basic share as they do not reflect the operating performance of the Company.

Adjusted Earnings and Adjusted Earnings per Basic Share

“Adjusted earnings” is defined as “Net earnings (loss) attributable to Osisko’s shareholders” less certain items: “Foreign exchange gain (loss)”, “Impairment charges”, “Gains (losses) on disposal of evaluation and evaluation assets”, “Write-off of property and equipment”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended		Years ended
		December 31,	December 31,
	2017	2016	2017	2016

(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings (loss) attributable to
Osisko’s shareholders	(64,348)	8,679	(42,501)	42,113

Adjustments:
Foreign exchange loss (gain)	763	(5,319)	16,211	5,851
Unrealized loss (gain) on investments	507	(660)	(30,829)	(30,202)
Share of loss of associates	3,482	2,893	6,114	6,623
Impairment of royalty, stream and other interests	89,000	-	89,000	-
Impairment of exploration and evaluation assets	-	668	-	668
Loss (gain) on disposal of exploration and evaluation assets	-	-	(20)	312
Write-off of property and equipment	-	456	-	456
Deferred income tax expense	(28,453)	216	(24,150)	8,372
Transaction costs – acquisition of Orion’s Portfolio	-	-	8,870	-

Adjusted earnings	951	6,934	22,695	34,194

Weighted average number of common shares outstanding (000’s)	157,256	106,612	127,939	104,671

Adjusted earnings per basic share	0.01	0.07	0.18	0.33

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Following the acquisition of the Orion portfolio, it now holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of investments in publicly held resource companies, including a 15.5% interest in Osisko Mining Inc., a 32.7% in Barkerville Gold Mines Ltd. and a 12.7% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko Gold Royalties:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking information” and "forward-looking statements" within the meaning of applicable Canadian Securities Laws and the United States Private Securities Litigation Reform Act of 1995 (collectively, the “forward-looking statements”). All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and mineral resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions and the estimate of gold equivalent ounces to be received in 2018. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams and other interests (the “Interests”) held by Osisko (gold, silver and diamonds); fluctuations in the value of the Canadian dollar, and any other currency in which revenue is generated, relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds an Interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds an Interest, influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds an Interest; whether or not Osisko is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatments of offshore streams or other interests; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds an Interest; rate and timing of production differences from mineral resource estimates or production forecasts by operators of properties in which Osisko holds an Interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds an Interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, or civil unrest or other uninsured risks and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds an Interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Osisko’s ongoing income and assets relating to the determination of its PFIC status, no material changes to existing tax treatments, no adverse development in respe ct of any significant property in which Osisko holds an Interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking statements set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
As at December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars)

	December 31,	December 31,
	2017	2016
	$	$
Assets
Current assets
Cash and cash equivalents	333,705	499,249
Short-term investments	-	2,100
Accounts receivable	8,385	8,416
Inventories	9,859	-
Other assets	984	974
	352,933	510,739
Non-current assets
Investments in associates	257,433	82,902
Other investments	115,133	108,409
Royalty, stream and other interests	1,575,772	494,768
Exploration and evaluation	102,182	100,038
Goodwill	111,204	111,204
Deferred income taxes	-	7,978
Other assets	1,686	266
	2,516,343	1,416,304
Liabilities
Current liabilities
Accounts payable and accrued liabilities	15,310	7,438
Dividends payable	7,890	4,266
Provisions and other liabilities	5,632	4,153
	28,832	15,857
Non-current liabilities
Long-term debt	464,308	45,780
Provisions and other liabilities	2,036	12,433
Deferred income taxes	126,762	127,930
	621,938	202,000
Equity
Share capital	1,633,013	908,890
Warrants	30,901	30,901
Contributed surplus	13,265	11,411
Equity component of convertible debentures	17,601	3,091
Accumulated other comprehensive income (loss)	(2,878)	7,838
Retained earnings	202,503	250,306
Equity attributable to Osisko Gold Royalties Ltd shareholders	1,894,405	1,212,437
Non-controlling interests	-	1,867
Total equity	1,894,405	1,214,304
	2,516,343	1,416,304

Osisko Gold Royalties Ltd
Consolidated Statements of Income (Loss)
For the three months and the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended		Years ended
	December 31,		December 31,
		(unaudited)
	2017	2016	2017	2016
	$	$	$	$

Revenues	109,552	13,709	213,216	62,677

Cost of sales	(81,058)	(22)	(125,645)	(143)
Depletion of royalty, stream and other interests	(12,747)	(2,828)	(28,065)	(11,291)
Gross profit	15,747	10,859	59,506	51,243

Other operating expenses
General and administrative	(7,342)	(4,105)	(26,176)	(16,715)
Business development	(4,009)	(1,863)	(18,706)	(8,282)
Impairment of royalty, stream and other interests	(89,000)	-	(89,000)	-
Exploration and evaluation, net of tax credits	(63)	2,176	(204)	1,240
Other gains (expenses), net	-	(1,124)	20	(1,436)
Cost recoveries from associates	1,215	873	4,125	3,039
Operating income (loss)	(83,452)	6,816	(70,435)	29,089
Interest income	1,098	1,011	4,255	3,260
Dividend income	-	215	-	4,931
Finance costs	(4,825)	(919)	(8,384)	(3,435)
Foreign exchange gain (loss)	(635)	5,331	(16,086)	(5,846)
Share of loss of associates	(3,482)	(2,893)	(6,114)	(6,623)
Other gains (losses), net	(507)	660	30,829	30,202
Earnings (loss) before income taxes	(91,803)	10,221	(65,935)	51,578
Income tax recovery (expense)	27,450	(1,568)	23,147	(9,724)
Net earnings (loss)	(64,353)	8,653	(42,788)	41,854

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	(64,348)	8,679	(42,501)	42,113
Non-controlling interests	(5)	(26)	(287)	(259)

Net earnings (loss) per share attributable to Osisko Gold Royalties Ltd’s shareholders
Basic	(0.41)	0.08	(0.33)	0.40
Diluted	(0.41)	0.08	(0.33)	0.40

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three months and the years ended December 31, 2017 and 2016
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Years ended
	December 31,		December 31,
		(unaudited)
	2017	2016	2017	2016
	$	$	$	$
Operating activities
Net earnings (loss)	(64,353)	8,653	(42,788)	41,854
Adjustments for:
Share-based compensation	1,267	1,659	10,524	7,380
Depletion and amortization	12,787	2,862	28,210	11,509
Impairment of royalty, stream and other interests	89,000	-	89,000	-
Share of loss of associates	3,482	2,893	6,114	6,623
Net loss (gain) on acquisition of investments	(36)	536	2,099	(8,379)
Net gain on dilution of investments in associates	(241)	(5,114)	(30,560)	(12,023)
Net gain on disposal of investments	-	-	(703)	(3,410)
Change in fair value of financial assets at fair value through profit and loss	784	3,919	(1,665)	(6,390)
Deferred income tax expense (recovery)	(28,453)	216	(24,150)	8,372
Settlement of restricted share units	-	-	(5,539)	-
Foreign exchange loss (gain)	763	(5,319)	16,211	5,851
Other	1,225	1,455	2,403	2,832
Net cash flows provided by operating activities before changes in non-cash working capital items	16,225	11,760	49,156	54,219
Changes in non-cash working capital items	5,298	1,022	(440)	(775)
Net cash flows provided by operating activities	21,523	12,782	48,716	53,444

Investing activities
Net increase (decrease) in short-term investments	1,447	(1,000)	2,047	(1,800)
Business combination, net of cash acquired	990	-	(621,430)	-
Settlement of derivative financial instruments	-	-	(21,072)	-
Acquisition of investments	(76,678)	(18,922)	(226,766)	(82,384)
Proceeds on disposal of investments	21,613	116,979	71,090	129,183
Acquisition of royalty and stream interests	(23,455)	(5,000)	(80,119)	(55,250)
Proceeds on sale of royalty interests	-	-	-	3,630
Property and equipment	(48)	(12)	(137)	(105)
Exploration and evaluation, net of tax credits	(247)	(710)	(1,128)	(8,327)
Net cash flows provided by (used in) investing activities	(76,378)	91,335	(877,515)	(15,053)

Financing activities
Issuance of long-term debt	300,000	-	447,323	50,000
Issuance of common shares and warrants	77	326	264,278	177,934
Issue expenses	-	-	(190)	(8,066)
Financing fees	(12,619)	(6)	(12,619)	(850)
Investment from non-controlling interests	-	862	1,292	4,499
Normal course issuer bid purchase of common shares	-	-	(1,822)	-
Dividends paid	(7,566)	(4,086)	(19,325)	(15,317)
Net cash flows provided by (used in) financing activities	279,892	(2,904)	678,937	208,200
Increase (decrease) in cash and cash
equivalents before effects of exchange rate
changes on cash and cash equivalents	225,037	101,213	(149,862)	246,591
Effects of exchange rate changes on cash and
cash equivalents	(234)	5,319	(15,682)	(5,851)

Increase (decrease) in cash and cash equivalents	224,803	106,532	(165,544)	240,740
Cash and cash equivalents – beginning of period	108,902	392,717	499,249	258,509
Cash and cash equivalents – end of period	333,705	499,249	333,705	499,249